COFFEE HOLDING CO., INC.

3475 Victory Boulevard,

Staten Island, NY 10314

March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Jenny O’Shanick

Re:	Coffee Holding Co., Inc.
Registration Statement on Form S-3
Filed March 14, 2025
File No. 333-285832

Dear Ms. O’Shanick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coffee Holding Co., Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Tuesday, April 1, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew Gordon
Andrew Gordon
President, Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP